EXHIBIT 5.1

Thomson

46 quai Alphonse Le Gallo

92100 Boulogne-Billancourt

France

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 February 4, 2008

Ladies and Gentlemen:

I am the General Counsel of THOMSON, a French société anonyme (the “Company”). In connection with the registration under the United States of America Securities Act of 1933, as amended (the “Act”), of up to 464,000 ordinary shares of the Company, nominal value €3.75 per share (the “Shares”), to be issued by the Company after the date hereof upon exercise of options de souscription d’actions (the ”Options”) pursuant to the Company stock option plan, the main terms of which were approved by the board of directors of the Company on December 14, 2007, set forth as Exhibit 4.3 to the Company’s Registration Statement on Form S-8 with respect to the shares (the “Plan”), I have examined the following corporate records, as well as such other corporate records, certificates and other documents, and such questions of French law, as I have considered necessary or appropriate for the purposes of this opinion:

(a)

an excerpt of the minutes of the Company’s general meeting of shareholders (assemblée générale à caractère mixte) held on May 10, 2005, authorizing the board of directors of the Company, to grant options to employees or officers of the Company to purchase or subscribe for ordinary shares of the Company;

(b)

an excerpt of the minutes of the meeting of the board of directors held on December 14, 2007 that,   pursuant to the authority conferred by the above-mentioned shareholders meeting, resolved the grant of the Options;

(c)

the Plan, the main terms of which have been approved by the board of directors of the Company held on December 14, 2007.

Upon the basis of such examination, it is my opinion that, the Shares to be issued upon exercise of Options have been duly authorized and, upon due exercise of the Options and due payment of the subscription price all in accordance with and during the term of validity of the Plan, will be validly issued, fully paid, and non-assessable.

In connection with this opinion, I have assumed that, at the time of the issuance of such Shares pursuant to the exercise of Options in accordance with and during the term of validity of the Plan, (i) the shareholders and board of directors resolutions referred to in paragraphs (a) and (b) above shall not have been amended or rescinded and (ii) there will not have occurred any change in applicable law or any amendment in the statuts of the Company affecting the validity of the Shares to be issued upon exercise of the Options, and the issuance and delivery of such Shares will comply with then applicable law.

The foregoing opinion is limited to the laws of the French Republic, and I express no opinion as to the effect of the laws of any other jurisdiction.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving the foregoing consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Marie-Ange Debon

General Counsel
Marie-Ange Debon